
Bangkok Bank
ธนาคารกรุงเทพ


03024847

July 21, 2003


SEC MAIL
RECEIVED
PROCESSING
JUL 28 2003
WASH. D.C.
187
SECTION

Securities and Exchange Commission
Filing Desk
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

Re: Bangkok Bank Public Company Limited--Submission of Materials Pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934; File No. 82-4835

SUPPL

Dear Sirs,

Attached please find the 2003 first half unaudited financial statements that Bangkok Bank reported to the Stock Exchange of Thailand.

Please be informed that our financial results can be accessed through SET's website at **http://www.set.or.th** (News Room/Company News) or SEC's website at **http://www.sec.or.th** (Listed Companies/Financial Statement) or Bangkok Bank's website at **http://www.bangkokbank.com** (About Us/Financial Statements).

PROCESSED
AUG 12 2003
THOMSON FINANCIAL

Regards,

P. Tayanithi

Dr. Piyapan Tayanithi
Executive Vice President

7/29

Information Management Group. Office of the President
Tel (662) 230-1730, 231-4280
Fax (662) 236-8983
ธนาคารกรุงเทพ จำกัด (มหาชน)
333 ถนนสีลม กรุงเทพ 10500 โทรศัพท์ (662) 231-4333 www.bangkokbank.com
Bangkok Bank Public Company Limited


Bangkok Bank
ธนาคารกรุงเทพ

ข่าวประชาสัมพันธ์
Press Release

21 July 2003
(Revised)

Bangkok Bank's profit rises by 43.1 percent in the second quarter

Bangkok Bank has announced a net profit of Baht 2.7 billion for the second quarter, an increase of Baht 0.8 billion or 43.1 percent compared with the first quarter of 2003. This is 76.7 percent more than the profit result in the second quarter of 2002 of Baht 1.5 billion.

The main profit driver was an increase in non-interest income, which rose by Baht 1.4 billion, or 35.7 percent when compared with the first quarter of 2003. This was mainly due to gains on sale of investments in debt instruments.

Another area of improved performance was growth in lending. Total loans grew by Baht 8.0 billion to Baht 838.6 billion, up from Baht 830.6 billion at the end of December 2002. This continues a positive trend with loan growth in the last 12 months equal to 4.3 percent.

At the end of June 2003, total deposits stood at Baht 1,088.8 billion, an increase of Baht 26.1 billion compared with the end of December 2002.

Interest income declined from Baht 13.2 billion for the first quarter of 2003, to Baht 11.7 billion for the second quarter, while non-interest expenses declined by Baht 0.4 billion to Baht 7.0 billion.

Non-performing loans increased from Baht 240.1 billion at the end of March to Baht 257.0 billion at the end of June 2003.

The Bank set aside provisioning against loan losses of Baht 1.1 billion in the second quarter. This is in line with the provisioning set aside for the first quarter of 2003 of Baht 1.2 billion. The Bank's loan loss reserves are now equivalent to Baht 132.8 billion or 134.8 percent of the required level. Total loan loss and debt restructuring reserves amount to Baht 145.4 billion.

Total assets rose by Baht 30.9 billion when compared with the end of December, 2002, to Baht 1,276.0 billion.

Shareholders' equity increased by 14.1 percent in the first half of 2003, from Baht 55.5 billion at yearend to Baht 63.3 billion at the end of June.

Bangkok Bank's capital adequacy ratio, including the profit for the first six months of 2003, is estimated to have increased to 12.1 percent, while tier 1 capital increased to approximately 8.1 percent.

ธนาคารกรุงเทพ จำกัด (มหาชน) (บมจ.111)
333 ถนนสีลม กรุงเทพฯ 10500 โทรศัพท์ (662) 230-2710 โทรสาร (662) 231-4692



Document no. 1 (Revised)

Summary Statement of Liabilities and Assets *

C.B. 1.1

File No. 82-4835

As of 30 June, 2003

ASSETS	Baht
Cash	16,724,107,964.68
Interbank and money market items	116,825,528,549.13
Securities purchased under resale agreements	41,000,000,000.00
Investment in securities, net (with obligations Baht 92,233,392,000.00)	330,933,626,476.80
Credit advances (net of allowance for doubtful accounts)	693,089,141,330.88
Accrued interest receivables	1,452,872,576.02
Properties foreclosed, net	30,908,240,631.07
Customers' liabilities under acceptances	1,227,260,287.30
Premises and equipment, net	29,476,367,580.19
Other assets	14,347,164,365.70
Total Assets	1,275,984,309,761.77
Customers' liabilities under unmatured bills	9,303,305,621.15
Total	1,285,287,615,382.92
LIABILITIES	
Deposits	1,088,791,669,592.30
Interbank and money market items	23,460,727,187.95
Liabilities payable on demand	3,883,107,760.52
Securities sold under repurchase agreements	-
Borrowings	78,632,643,988.63
Bank's liabilities under acceptance	1,227,260,287.30
Other liabilities	16,654,560,293.39
Total Liabilities	1,212,649,969,110.09
SHAREHOLDERS' EQUITY	
Paid-up share capital	
(registered share capital Baht 40,000,000,000.00)	14,668,406,940.00
Reserves and net profit after appropriation	27,230,482,525.45
Other reserves and profit and loss account	21,435,451,186.23
Total Shareholders' Equity	63,334,340,651.68
Total Liabilities and Shareholders' Equity	1,275,984,309,761.77
Bank's liabilities under unmatured bills	9,303,305,621.15
Total	1,285,287,615,382.92

Non-Performing Loans for the quarter ended June 30, 2003	
(30.54% of total loans before allowance for doubtful accounts)	257,022,907,000.00
Required provisioning for loan loss for the quarter ended June 30, 2003	111,393,396,000.00
Actual allowance for doubtful accounts	145,712,706,152.80
Loans to related parties	28,895,838,035.61
Loans to related asset management companies	-
Loans to related parties due to debt restructuring	54,032,855,277.30
Borrowings as part of subordinated debentures cum preferred shares to be	
included in the Tier 1 Capital, permitted by the Bank of Thailand	34,496,550,000.00
Legal capital fund	94,007,780,150.29
Changes in liabilities and assets this month due to the panalty expenses from violating the Commercial	
Banking Act B.E.2505 and amended Act, Section 12 (2), Section 12 bis.	729,600.00
International Banking Facility's assets and liabilities	
Total assets	9,559,537,592.91
Total liabilities	535,888.30
Significant contingent liabilities	

Document no. 2

(handwritten: illegible)

BANGKOK BANK PUBLIC COMPANY LIMITED

Balance Sheets

	"Unaudited" As at June 30, 2003	As at December 31, 2002	Unit : Baht Increase(Decrease)	%
Assets				
Cash	16,724,107,965	23,783,877,885	(7,059,769,920)	(29.7)
Interbank and money market items	116,825,528,549	139,708,412,984	(22,882,884,435)	(16.4)
Securities purchased under resale agreements	41,000,000,000	6,000,000,000	35,000,000,000	583.3
Investment in securities, net	330,933,626,477	318,161,594,916	12,772,031,561	4.0
Loans	838,648,631,496	830,622,403,628	8,026,227,868	1.0
Accrued interest receivables	1,452,872,576	1,459,147,451	(6,274,875)	(0.4)
Less Allowance for doubtful accounts and for debt restructuring	(145,559,490,165)	(150,754,155,401)	5,194,665,236	3.4
Properties foreclosed, net	30,908,240,631	31,605,689,578	(697,448,947)	(2.2)
Customers' liabilities under acceptances	1,227,260,287	1,178,513,869	48,746,418	4.1
Premises and equipment, net	29,476,367,580	29,846,121,188	(369,753,608)	(1.2)
Other assets	14,347,164,366	13,486,856,209	860,308,157	6.4
Total Assets	1,275,984,309,762	1,245,098,462,307	30,885,847,455	2.5
Liabilities				
Deposits	1,088,791,669,592	1,062,664,670,592	26,126,999,000	2.5
Interbank and money market items	23,460,727,188	23,996,529,114	(535,801,926)	(2.2)
Liabilities payable on demand	3,883,107,761	3,549,489,211	333,618,550	9.4
Borrowings	78,632,643,989	78,781,503,976	(148,859,987)	(0.2)
Bank's liabilities under acceptances	1,227,260,287	1,178,513,869	48,746,418	4.1
Other liabilities	16,654,560,293	19,425,632,062	(2,771,071,769)	(14.3)
Total liabilities	1,212,649,969,110	1,189,596,338,824	23,053,630,286	1.9
Shareholders' Equity				
Paid-up share capital	14,668,406,940	14,668,406,940	-	0.0
Reserves and net profit after appropriation	27,230,482,526	20,214,425,934	7,016,056,592	34.7
Other reserves and profit and loss account	21,435,451,186	20,619,290,609	816,160,577	4.0
Total Shareholders' Equity	63,334,340,652	55,502,123,483	7,832,217,169	14.1
Total Liabilities and Shareholders' Equity	1,275,984,309,762	1,245,098,462,307	30,885,847,455	2.5

Document no. 3
(revised)

BANGKOK BANK PUBLIC COMPANY LIMITED

STATEMENTS OF INCOME

FOR THE QUARTERS ENDED JUNE 30,

(UNAUDITED)

Unit : Baht

		2003	2002	Increase (Decrease)	%
Interest and dividend income		11,703,740,974	12,908,207,514	(1,204,466,540)	(9.3)
Interest expenses		6,252,864,677	7,558,547,064	(1,305,682,387)	(17.3)
Net interest and dividend income		5,450,876,297	5,349,660,450	101,215,847	1.9
Bad debt and doubtful accounts					
and loss on debt restructuring		1,136,669,719	1,101,191,330	35,478,389	3.2
Non-interest income					
Gain (loss) on investments, net		1,618,393,596	243,146,536	1,375,247,060	565.6
Fees and service income		2,711,699,108	2,614,106,959	97,592,149	3.7
Gain on exchange, net		699,683,245	456,285,452	243,397,793	53.3
Other income		378,610,216	416,482,787	(37,872,571)	(9.1)
Total non-interest income		5,408,386,165	3,730,021,734	1,678,364,431	45.0
Non-interest expense					
Personnel expenses		2,061,473,333	1,946,335,896	115,137,437	5.9
Premises and equipment expenses		1,141,577,885	1,112,570,623	29,007,262	2.6
Taxes and duties		498,310,846	508,021,775	(9,710,929)	(1.9)
Fees and service expenses		424,013,473	593,215,269	(169,201,796)	(28.5)
Contributions to the Financial Institutions					
Development Fund		1,006,845,524	1,020,491,466	(13,645,942)	(1.3)
Other expenses		1,855,570,912	1,249,727,830	605,843,082	48.5
Total non-interest expenses		6,987,791,973	6,430,362,859	557,429,114	8.7
Income before income tax		2,734,800,770	1,548,127,995	1,186,672,775	76.7
Income tax expenses		-	-	-	
Net income		2,734,800,770	1,548,127,995	1,186,672,775	76.7
Earnings per share		1.87	1.05	0.82	76.7
Weighted average number of					
ordinary shares	**shares**	1,466,495,694	1,466,495,694	-	

Document no. 4
(revised)

BANGKOK BANK PUBLIC COMPANY LIMITED

STATEMENTS OF INCOME

FOR THE HALF YEARS ENDED JUNE 30,

(UNAUDITED)

Unit : Baht

		2003	2002	Increase (Decrease)	%
Interest and dividend income		24,885,733,519	26,125,896,528	(1,240,163,009)	(4.7)
Interest expenses		12,945,685,385	15,447,027,145	(2,501,341,760)	(16.2)
Net interest and dividend income		11,940,048,134	10,678,869,383	1,261,178,751	11.8
Bad debt and doubtful accounts					
and loss on debt restructuring		2,341,945,436	2,129,605,862	212,339,574	10.0
Non-interest income					
Gain (loss) on investments, net		2,015,132,680	242,687,835	1,772,444,845	730.3
Fees and service income		5,510,131,701	5,238,125,227	272,006,474	5.2
Gain on exchange, net		1,369,921,842	972,938,093	396,983,749	40.8
Other income		499,157,255	660,414,224	(161,256,969)	(24.4)
Total non-interest income		9,394,343,478	7,114,165,379	2,280,178,099	32.1
Non-interest expense					
Personnel expenses		4,095,040,407	3,912,783,754	182,256,653	4.7
Premises and equipment expenses		2,284,902,001	2,396,024,493	(111,122,492)	(4.6)
Taxes and duties		1,040,590,336	954,681,363	85,908,973	9.0
Fees and service expenses		879,427,091	980,182,686	(100,755,595)	(10.3)
Contributions to the Financial Institutions					
Development Fund		2,013,691,047	2,040,982,932	(27,291,885)	(1.3)
Other expenses		4,033,400,265	2,277,729,166	1,755,671,099	77.1
Total non-interest expenses		14,347,051,147	12,562,384,394	1,784,666,753	14.2
Income before income tax		4,645,395,029	3,101,044,506	1,544,350,523	49.8
Income tax expenses		-	-	-	
Net income		4,645,395,029	3,101,044,506	1,544,350,523	49.8
Earnings per share		3.17	2.11	1.06	49.8
Weighted average number of					
ordinary shares	shares	1,466,495,694	1,466,495,694	-	

Document No.5
(revised)

Bangkok Bank Public Company Limited

Summary of Financial Results

For the Period Ended June 30, 2003

Significant items in the first half of 2003

In the first half of 2003, the Bank saw an increase of Baht 1.5 billion in net profit compared with that in the first half of 2002. The significant items are:

- Interest and dividend income totaled Baht 24.9 billion, a decrease of Baht 1.2 billion from the first half of 2002. This was due to the decline in interest rates.
- Interest expenses amounted to Baht 13.0 billion, a decrease of Baht 2.5 billion from the first half of 2002 as a result of decreases in interest rates and offset by increased deposits.
- Net profit from investments totaled Baht 2.0 billion, an increase of Baht 1.8 billion from the first half of 2002. This was mainly due to an increase in gain on sales of investment in debt instruments amounting to Baht 1.3 billion.
- Non-interest expenses amounted to Baht 14.3 billion, an increase of Baht 1.8 billion from the first half of 2002. This was primarily due to an increase in provisioning for impairment of properties foreclosed.
- Loan loss provisioning amounted to Baht 2.3 billion, an increase of Baht 212 million from the first half of 2002.

Important items on the balance sheet

Total assets as of June 30, 2003 amounted to Baht 1.3 trillion, an increase of Baht 30.9 billion or 2.5 percent from December 31, 2002. Significant items are as follows:

Interbank and money market assets as of June 30, 2003 amounted to Baht 116.8 billion, a decrease of Baht 22.9 billion or 16.4 percent from December 31, 2002, as placements at other financial institutions matured and were not renewed.

Securities purchased under resale agreements as of June 30, 2003 amounted to Baht 41.0 billion, an increase of Baht 35.0 billion or 5.8 times from that on December 31, 2002, reflecting additional purchases due to increased liquidity positions.

Net investments as of June 30, 2003 totaled Baht 330.9 billion, an increase of Baht 12.8 billion or 4.0 percent from December 31, 2002.

Net loans as of June 30, 2003 amounted to Baht 693.1 billion, an increase of Baht 13.2 billion or 1.9 percent from that on December 31, 2002. Gross loans increased by Baht 8.0 billion during the period, while total allowance for doubtful accounts declined by Baht 5.2 billion.

As of June 30, 2003, the Bank had classified loans and accrued interest receivables and allowance for doubtful accounts as follows:

(million Baht)

	Loans and Accrued Interest Receivables*	Loans and Accrued Interest Receivables, Net of Collateral *	% Allowance required	Allowance Recorded by the Bank**
1.1 Allowance for doubtful accounts for classified loans				
Normal	551,929	261,548	1	2,615
Special Mentioned	31,501	9,523	2	190
Substandard	46,159	27,374	20	5,475
Doubtful	49,099	28,233	50	14,117
Doubtful of Loss	161,688	76,116	100	76,116
Total	840,376	402,794		98,513
1.2 Revaluation allowance for debt restructuring				12,596
Total 1.1 and 1.2				111,109
Excess allowance				34,319
Total allowance for doubtful account and revaluation allowance for debt restructuring				145,428

* Exclude interbank and money market items amounting to Baht 2,660 million

**Exclude allowance for doubtful accounts of interbank and money market items, amounting to Baht 153 million.

As of June 30, 2003, non-performing loans (including interbank and money market items) amounted to:

	(million Baht)
Non – performing loans (NPL)	257,023
Total loans used for NPL ratio calculation	841,582
NPL as percentage of total loans	30.5

In the first half of 2003, the Bank restructured debts amounting to Baht 31.3 billion of which Baht 18.9 billion were restructured during the second quarter of 2003.

Net properties foreclosed as of June 30, 2003 amounted to Baht 30.9 billion, a decrease of Baht 0.7 billion or 2.2 percent from December 31, 2002. This was primarily due to the Bank setting aside provision for impairment of the properties foreclosed amounting to Baht 1.7 billion.

Total liabilities as of June 30, 2003 stood at Baht 1.2 trillion, an increase of Baht 23.1 billion or 1.9 percent from December 31, 2002. Significant items are as follows:

Total deposits as of June 30, 2003 amounted to Baht 1.1 trillion, an increase of Baht 26.1 billion or 2.5 percent from yearend.

Net shareholders' equity of the Bank at the end of June 2003 totaled Baht 63.3 billion, an increase of Baht 7.8 billion or 14.1 percent compared with the end of last year. The increase was attributable to the net profit for the six-month period ended June of Baht 4.6 billion, and to a net increase in unrealised gain on investments of 3.5 billion.

As of June 30, 2003, the Bank's capital adequacy ratio is estimated to be 11.5 percent and the Tier 1 capital ratio at 7.5 percent. If the net profit from the first half ended June 2003 were included, the Bank's Tier 1 capital ratio and the total capital adequacy ratio would stand at 8.1 percent and 12.1 percent, respectively.

Significant items in the statement of income

In the first half of 2003 the Bank reported a net profit of Baht 4.7 billion, an increase of Baht 1.5 billion or 49.8 percent from the first half of 2002. Significant items are as follows :

In the first half of 2003, net interest and dividend income amounted to Baht 11.9 billion, an increase of Baht 1.3 billion or 11.8 percent in comparison to the first half of 2002, as interest expenses declined more than interest and dividend income.

During this period, interest and dividend income amounted to Baht 24.9 billion, a decrease of Baht 1.2 billion or 4.7 percent compared to the first half of 2002. Interest income from loans declined in line with lower interest rates, interest income on interbank and money market items declined with lower volumes.

Interest expenses totaled Baht 13.0 billion, a fall of 16.2 percent or Baht 2.5 billion from the first half of 2002 due to declining deposit interest rates.

In the first half of 2003, provisioning expenses increased by Baht 0.2 billion to Baht 2.3 billion.

The Bank's non-interest income totaled Baht 9.4 billion, an increase of Baht 2.3 billion or 32.1 percent from the first half of 2002. Significant items are as follows:

The net gain on investments totaled Baht 2.0 billion, an increase of Baht 1.8 billion or 730.3 percent from the first half of 2002, primarily from the sale of investments in debt instruments.

The Bank's non-interest expenses totaled Baht 14.4 billion, an increase of Baht 1.8 billion or 14.2 percent from the first half of 2002, primarily due to increased provisioning for impairment of properties foreclosed by Baht 0.9 billion.